UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Clear Channel Outdoor Holdings, Inc.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

18453H 106

(CUSIP number)

Paul M. McNicol

Executive Vice President, General Counsel and Secretary

iHeartMedia, Inc.

20880 Stone Oak Parkway

San Antonio, Texas 78258

(210) 822-2828

with a copy to:

James S. Rowe

Brian D. Wolfe

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Telephone: (312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons iHeartMedia, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.00%
(14)	Type of reporting person (see instructions) OO

(1)	Names of reporting persons iHeartMedia Capital II, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.00%
(14)	Type of reporting person (see instructions) OO

(1)	Names of reporting persons iHeartMedia Capital I, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.00%
(14)	Type of reporting person (see instructions) OO

(1)	Names of reporting persons iHeartCommunications, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.00%
(14)	Type of reporting person (see instructions) OO

Item 1.	Security and Issuer.

This Amendment No. 9 (this “Amendment”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on April 14, 2015 by the Reporting Persons named therein, as amended by Amendment No. 1 filed with the Commission on December 10, 2015, Amendment No. 2 filed with the Commission on March 15, 2017, Amendment No. 3 filed with the Commission on December 11, 2017, Amendment No. 4 filed with the Commission on March 19, 2018, Amendment No. 5 filed with the Commission on December 18, 2018, Amendment No. 6 filed with the Commission on March 29, 2019, Amendment No. 7 filed with the Commission on April 25, 2019 and Amendment No. 8 filed with the Commission on May 2, 2019 (the “Schedule 13D”). Unless set forth below, all previous Items set forth in the Schedule 13D remain unchanged. Capitalized terms used herein and not defined have the meanings given to them in the Schedule 13D, as amended to the date hereof.

Item 4.	Purpose of the Transaction.

Item 1 of the Schedule 13D is hereby supplemented as set forth below:

On June 28, 2019, the holders of the iHeart Warrants received the necessary regulatory approval to exercise the iHeart Warrants. On July 18, 2019, the holders exercised the iHeart Warrants, and following the exercise the Reporting Persons ceased to be the direct record holder of the 31,269,762 shares of Common Stock that were subject to the iHeart Warrants.

Item 5.	Interests in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

(a) and (b). As a result of the transactions described in Item 4 of this Schedule 13D, none of the Reporting Persons beneficially own any shares of Common Stock or have any voting power or dispositive power over any shares of Common Stock.

(c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). Except for the transactions reported herein, there have been no transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d) Not applicable.

(e) As a result of the exercise of the iHeart Warrants, the Reporting Persons ceased to beneficially own any Common Stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated as of July 23, 2019, by and among the Reporting Persons.

Exhibit B:	Master Agreement, dated as of November 16, 2005, between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.1 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit C:	Registration Rights Agreement, dated as of November 16, 2005, between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.2 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit D:	Corporate Services Agreement, dated as of November 16, 2005, between Clear Channel Outdoor Holdings, Inc. and Clear Channel Management Services, L.P. (Incorporated by reference to Exhibit 10.3 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit E:	Tax Matters Agreement, dated as of November 10, 2005, between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.4 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit F:	Employee Matters Agreement, dated as of November 10, 2005, between Clear Channel Outdoor Holdings, Inc. and iHeartCommunications, Inc. (Incorporated by reference to Exhibit 10.5 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit G:	Amended and Restated License Agreement, dated as of November 10, 2005, between Clear Channel Identity, L.P. and Outdoor Management Services, Inc. (Incorporated by reference to Exhibit 10.6 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2005).

Exhibit H:	First Amendment to Amended and Restated License Agreement, dated as of January 14, 2014, between iHM Identity, Inc. and Outdoor Management Services, Inc. (Incorporated by reference to Exhibit 10.17 to the Clear Channel Outdoor Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2013).

Exhibit I:	Contribution Agreement, dated as of December 3, 2015, between Clear Channel Holdings, Inc. and Broader Media, LLC (Incorporated by reference to Exhibit I to the Schedule 13D/A relating to the Class A Common Stock, par value $0.01 per share, of Clear Channel Outdoor Holdings, Inc., filed with the Commission on December 10, 2015 by Clear Channel Holdings, Inc. and the other reporting persons named therein).

Exhibit J:	Restructuring Support Agreement, dated as of March 16, 2018, by and among iHeartMedia, Inc., the subsidiaries party thereto, and the creditors and equityholders party thereto. (Incorporated by reference to Exhibit 10.1 to the iHeartMedia, Inc. Current Report on Form 8-K, filed with the Commission on March 16, 2018).

Exhibit K	Settlement Agreement, dated as of December 16, 2018, by and among Clear Channel Outdoor Holdings, Inc., GAMCO Asset Management Inc., Norfolk County Retirement System, Bain Capital Partners, LLC, Thomas H. Lee Partners, L.P., iHeartMedia, Inc. and certain of its debtor affiliates in the iHeartMedia Chapter 11 cases, and the members of Clear Channel Outdoor Holdings, Inc.’s board of directors. (Incorporated by reference to Exhibit K to the Schedule 13D/A relating to the Class A Common Stock, par value $0.01 per share, of Clear Channel Outdoor Holdings, Inc., filed with the Commission on December 12, 2018 by Clear Channel Outdoor Holdings, Inc. and the other reporting persons named therein).

Exhibit L	Agreement and Plan of Merger, dated as of March 27, 2019, by and between Clear Channel Holdings, Inc. and Clear Channel Outdoor Holdings, Inc. (Incorporated by reference to Exhibit 2.1 to the Clear Channel Outdoor Holdings, Inc. Current Report on Form-8-K,filed with the Commission on March 28, 2019).

Exhibit M	Settlement and Separation Agreement, dated as of March 27, 2019, by and between Clear Channel Holdings, Inc., Clear Channel Outdoor Holdings, Inc., iHeartCommunications, Inc. and iHeartMedia, Inc. (Incorporated by reference to Exhibit 10.1 to the Clear Channel Outdoor Holdings, Inc. Current Report on Form-8-K, filed with the Commission on March 28, 2019).

Exhibit N	Amendment, dated as of April 24, 2019, to the Settlement and Separation Agreement, dated as of March 27, 2019, by and among Clear Channel Holdings, Inc., Clear Channel Outdoor Holdings, Inc., iHeartCommunications, Inc. and iHeartMedia Inc. (Incorporated by reference to Exhibit 10.4 to the Clear Channel Outdoor Holdings, Inc. Quarterly Report on Form 10-Q, filed with the Commission on April 25, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2019

iHeartCommunications, Inc.

By:	/s/ Paul M. McNicol
Name:	Paul M. McNicol
Title:	Executive Vice President

iHeartMedia Capital I, LLC

By:	/s/ Paul M. McNicol
Name:	Paul M. McNicol
Title:	Executive Vice President

iHeartMedia Capital II, LLC

By:	/s/ Paul M. McNicol
Name:	Paul M. McNicol
Title:	Executive Vice President

iHeartMedia, Inc.

By:	/s/ Paul M. McNicol
Name:	Paul M. McNicol
Title:	Executive Vice President